# UNITED STATES
# SECURITIES AND EXCHANGE
# COMMISSION
Washington, D.C. 20549

### FORM 1-A/A

### REGULATION A OFFERING STATEMENT
### UNDER THE SECURITIES ACT OF 1933

[X] No changes to the information required by Part I have occurred since the last filing of this offering statement.

### ITEM 1.    Issuer Information

Exact name of issuer as specified in the issuer's charter:    Chicken Soup for the Soul Entertainment, Inc.

Jurisdiction of incorporation/organization:    Delaware

Year of incorporation:    2016

CIK:    0001679063

Primary Standard Industrial Classification Code:    4841

I.R.S. Employer Identification Number:    81-2560811

Total number of full-time employees:    2

Total number of part-time employees:    0

### Contact Information

Address of Principal Executive Offices:132 E. Putnam Avenue, Floor 2W, Cos Cob, Connecticut  06807

Telephone:    855-398-0443

Provide the following information for the person the Securities and Exchange Commission's staff should call in connection with any pre-qualification review of the offering statement:

Name:    Jeffrey M. Gallant
Address:    Graubard Miller, 405 Lexington Avenue, New York, New York  10174
Telephone:    212-818-8638

Provide up to two e-mail addresses to which the Securities and Exchange Commission's staff may send any comment letters relating to the offering statement. After qualification of the offering statement, such e-mail addresses are not required to remain active:

$ 3,096,204.00

The portion of aggregate offering attributable to all the securities of the issuer sold pursuant to a qualified offering statement
within the 12 months before the qualification of this offering statement:

$ 0.00

The estimated portion of aggregate sales attributable to securities that may be sold pursuant to any other qualified offering
statement concurrently with securities being sold under this offering statement:

$ 0.00

Total: $ 30,000,000.00 (the sum of the aggregate offering price and aggregate sales in the four preceding paragraphs).

Anticipated fees in connection with this offering and names of service providers:

| | Name of Service Provider | Fees | |
|---|---|---|---|
| Underwriters: | ~~HCFP/Capital Markets LLC~~ | $ | ~~600,000.00~~ |
| Sales Commissions: | HCFP/Capital Markets LLC, The Benchmark Company, LLC and Weild Capital, LLC | $ | ~~2,276,152~~647,266.00 |
| Finder's Fees: | | $ | |
| Audit: | | $ | -128,700.00 |
| Legal: | | $ | -700,000.00 |
| Promoters: | | $ | |
| Blue Sky Compliance: | | $ | |

CRD Number of any broker or dealer listed: 149111

Estimated net proceeds to the issuer: $ -6,227,530.00

Clarification of responses (if necessary): ~~Assumes~~ Does not give effect to the sale of ~~all shares, including~~ any additional shares in the offering. Includes maximum online platform fees payable to Folio Investments, Inc.

### ITEM 5. Jurisdictions in Which Securities are to be Offered

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

| | Jurisdiction | Code | | Jurisdiction | Code | | Jurisdiction | Code |
|---|---|---|---|---|---|---|---|---|
| X | Alabama | AL | X | Montana | MT | X | District of Columbia | DC |
| X | Alaska | AK | X | Nebraska | NE | X | Puerto Rico | PR |
| X | Arizona | AZ | X | Nevada | NV | | | |
| X | Arkansas | AR | X | New Hampshire | NH | X | Alberta | A0 |
| X | California | CA | X | New Jersey | NJ | X | British Columbia | A1 |
| X | Colorado | CO | X | New Mexico | NM | X | Manitoba | A2 |

(2) Aggregate consideration for which the securities listed in (b)(3) of this item (if any) were issued and the basis for computing the amount thereof (if different from the basis described in (c)(1)).

(d) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

Private Placements for Class A common stock were conducted under Rule 506(b) to accredited investors without general solicitation. Class B common stock was issued to affiliated company under Section 4(a)(2) exemption.

## Part II – Offering Circular

**An offering statement pursuant to Regulation A relating to these shares has been filed with the U.S. Securities and Exchange Commission (the "Commission"). Information contained in this preliminary offering circular is subject to completion or amendment. These shares may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This preliminary offering circular shall not constitute an offer to sell or a solicitation of an offer to buy or sell any of these shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a final offering circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the final offering circular or the offering statement in which such final offering circular was filed may be obtained.**

**Preliminary Offering Circular ~~June 27~~July 7, 2017**

**[logo]**

## CHICKEN SOUP FOR THE SOUL ENTERTAINMENT, INC.

### 900,000 shares of Class A common stock

This is an initial public offering of our Class A common stock. The offering price is $12.00 per share.

The offering consists of 900,000 shares of our Class A common stock comprised of (a) up to 641,983 newly issued shares of our Class A common stock ("Shares") and (b) up to an aggregate of 258,017 of our outstanding shares of Class A common stock that may be sold by certain of our non-management, non-affiliated existing stockholders ("Selling Stockholder Shares" and together with the Shares, the "Offering Shares"). We will not receive any of the proceeds from the sale of the Selling Stockholder Shares in the offering. None of our officers, directors or affiliates is selling any securities in this offering.

To the extent less than 900,000 of the Offering Shares are sold in the offering, the Offering Shares sold in the offering will be allocated pro rata between the Shares and Selling Stockholder Shares. To the extent 900,000 or more of the Offering Shares are sold in the offering, all of the Selling Stockholder Shares will be sold in the offering.

In the event all of the Offering Shares are sold, we may, in our discretion, sell up to 1,600,000 additional newly issued shares ("Additional Shares") in the offering.

There is no minimum number of Offering Shares that we must sell in order to conduct a closing in this offering. The offering will commence within two calendar days after this offering circular has been qualified by the Commission. See "*Plan of Distribution*."

Prior to this offering, there has been no public market for our common stock. We have applied to have our Class A common stock listed on the Nasdaq Global Market under the symbol CSSE ~~no later than the final closing of this offering.~~. If our Class A common stock is not approved for listing on the Nasdaq Global Market, we expect our

Class A common stock will be listed on the Nasdaq Capital Market. We currently meet the financial listing requirements for the Nasdaq Capital Market. Giving effect to the sale of all of the Shares and at least 220,000 Additional Shares in the offering, we expect we will meet the financial listing requirements for the Nasdaq Global Market. No closing will be conducted unless we have been approved for listing on the Nasdaq Global Market or Nasdaq Capital Market (in either case, "Nasdaq"). See "*Plan of Distribution.*"

**See "Risk Factors" beginning on page 9 of this offering circular for a discussion of information that should be considered in connection with an investment in such securities.**

**The Commission does not pass upon the merits of or give its approval to any shares offered hereby or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. The Offering Shares are being offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the Offering Shares offered are exempt from registration.**

| | Price Per Share | Selling Agents' Discounts and Commissions | Proceeds to Our Company(3) | Proceeds to Selling Stockholders(5) |
|---|---|---|---|---|
| Shares | $ 12.00 | $ 0.~~96~~84(1)(2) | $7,~~087,492~~ 164,530 | $ — |
| Selling Stockholder Shares | $ 12.00 | $ 0.48(1)(2) | $ —(4) | $ 2,972,356 |

(1) ~~Does not include a non-accountable expense allowance of 2% of the gross proceeds from the sale of the Offering Shares, payable by us to the joint bookrunning managers. The discounts and commissions (but not the non-accountable expense allowance)~~The discounts and commissions with respect to the Selling Stockholder Shares will be paid by the selling stockholders. See "*Plan of Distribution.*"

(2) Does not include fees payable by us to Folio Investments, Inc. ("Folio") for use of its online selling platform and related services in connection with this offering. See "*Plan of Distribution.*"

(3) Assumes that all of the Shares offered are sold and we have not taken advantage of our option to sell any Additional Shares as described herein.

(4) We will not receive any proceeds from the sale of Selling Stockholder Shares in this offering.

(5) Assumes that all of the Selling Stockholder Shares offered are sold.

We plan to market this offering to potential investors through the joint bookrunning managers. This offering will terminate on ~~———~~ August 31, 2017, subject to extension for up to ninety (90) days with the mutual consent of us and the joint bookrunning managers (the offering period, as extended, being referred to as the "Offering Period"). We may hold an initial closing on any number of Offering Shares at any time during the Offering Period and thereafter may hold one or more additional closings during the Offering Period. We will close on proceeds based upon the order in which they are received. With respect to Additional Shares, however, we may accept or reject orders in our discretion. No closing will be conducted unless we have been approved for listing on ~~the Nasdaq Global Market or Nasdaq Capital Market (in either case, "Nasdaq").~~ Nasdaq, although we will elect to delay ~~listing and~~ trading thereon until the earlier of the final closing of the offering and the end of the Offering Period. We and the joint bookrunning managers will consider various factors in determining the timing of any additional closings following the initial closing, including the amount of proceeds received at the initial closing and any prior additional closings, and coordination with the commencement of our ~~listing~~trading on Nasdaq. See *"Plan of Distribution."*

Investment proceeds shall be held in escrow with Continental Stock Transfer & Trust Co., Inc. ("Continental" or the "Escrow Agent") until the earlier of the date of a closing with respect to such proceeds (at which time such proceeds shall be used to complete share purchases in the offering) and the end of the Offering Period (at which time, such proceeds shall be returned to the applicable investors without interest or deduction). Pursuant to Rule 15c2-4, unless there is a closing with respect to escrowed proceeds in the offering, we will not have any access to such proceeds. We may begin accepting investment proceeds into escrow at any time beginning two days after this offering circular has been qualified by the Commission.

We may decide to close the offering early or cancel it, in our sole discretion. If we extend the offering, we will provide that information in an amendment to this offering circular. If we close the offering early or cancel it, we may do so without notice to you, although if we cancel the offering all funds that may have been provided by any investors will be promptly returned without interest or deduction. See *"Plan of Distribution."*

This is a Regulation A+ Tier 2 offering.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements. As a smaller reporting company within the meaning of Rule 405, we are following the Form S-1 disclosure requirements for smaller reporting companies. This offering circular is intended to provide the information required by Part I of Form S-1.

*Joint Bookrunning Managers*

| **HCFP/Capital Markets** | ┤Benchmark├ | ┤Weild & Co. |
|---|---|---|

~~———~~,July __, 2017

# SUMMARY

*This summary highlights certain information appearing elsewhere in this offering circular. For a more complete understanding of this offering, you should read the entire offering circular carefully, including the risk factors and the financial statements.*

## Overview

CSS Entertainment curates and shares video stories that bring out the best of the human spirit.

We create and distribute our video content under the *Chicken Soup for the Soul* brand. Since our inception in January 2015, our business has grown rapidly and is profitable. Our 2016 revenue was $8.1 million, as compared to 2015 revenue of $1.5 million. We had net income of $0.8 million in 2016, as compared to a net loss of $0.8 million in 2015. Our 2016 Adjusted EBITDA was $3.8 million, as compared to 2015 Adjusted EBITDA of $0.0 million.

We are aggressively growing our business through a combination of organic growth, licensing and distribution arrangements, acquisitions, and strategic relationships.

In October 2015, we premiered our first show, *Chicken Soup for the Soul's Hidden Heroes* on CBS. In 2016, we had two shows on the air, *Hidden Heroes* and *Project Dad, a Chicken Soup for the Soul Original*, which aired on Discovery's TLC network.

In September 2016, we entered into an exclusive distribution agreement ("A Plus Distribution Agreement") with A Sharp Inc. d/b/a A Plus ("A Plus"), a digital media company that is majority owned by an affiliate of CSS, and which specializes in positive journalism and social change. Our agreement with A Plus significantly expands our ability to share our content by providing us access to A Plus' celebrity influencers, including A Plus' founder and chairman, Ashton Kutcher. These celebrity influencers have more than 480 million followers combined.

In March 2017, we launched the CSS Network, our branded direct-to-consumer ("DTC") network. The CSS Network will allow more consumers to view our growing library of *Chicken Soup for the Soul* original and third-party video content on a fee-per-view, subscription or advertising-supported basis.

In June 2017, we entered into a three-year collaboration agreement ("Collaboration Agreement") with an affiliate of Ashton Kutcher ("Kutcher"). Kutcher will serve as an executive producer and collaborate with us on all business and creative elements of two new television series relating to the positive content of A Plus and the *Chicken Soup for the ~~Soup~~Soul* brand.

We believe that increasing consumer demand for hopeful and enduring real life stories will continue to drive our growth. We intend to continue to expand our content offerings and distribution capabilities at our current rapid pace in order to bring the positive *Chicken Soup for the Soul* message to as many people as possible.

## The *Chicken Soup for the Soul* Brand

We have an exclusive, perpetual and worldwide license from CSS to create and distribute our video content under the *Chicken Soup for the Soul* brand.

The *Chicken Soup for the Soul* brand is best known for its series of *Chicken Soup for the Soul* books, with more than 250 published titles. More than 500 million *Chicken Soup for the Soul* books have been sold worldwide during the past 23 years. The brand has garnered considerable awareness within its highly-prized female demographic with more than 80% of social media followers of *Chicken Soup for the Soul* on Facebook, Twitter and Instagram being women.

## THE OFFERING

| | |
|---|---|
| Securities being offered by the company | Up to 641,983 shares of Class A common stock, at $12.00 per share ("Shares"). |
| Securities being offered by certain existing stockholders | Certain of our non-management, non-employee stockholders may sell up to an aggregate of 258,017 shares of our Class A common stock in this offering at $12.00 per share ("Selling Stockholder Shares" and, together with the Shares, the "Offering Shares"). |
| Best efforts offering | There is no minimum number of Offering Shares that we must sell in order to conduct a closing in this offering. If all the Offering Shares are sold in the offering, we will have the option to sell up to 1,600,000 additional newly issued shares in the offering in our discretion ("Additional Shares"). Our directors and officers shall be entitled to purchase Shares in the offering. |
| Securities outstanding prior to this offering | 1,249,090 shares of Class A common stock<br>8,071,955 shares of Class B common stock<br>678,822 Class W warrants<br>130,618 Class Z warrants |
| Securities outstanding after this offering | 1,891,073 shares of Class A common stock<br>8,071,955 shares of Class B common stock<br>678,822 Class W warrants<br>130,618 Class Z warrants |
| Two classes of common stock | Holders of shares of Class A common stock and Class B common stock have substantially identical rights, except that holders of shares of Class A common stock are entitled to one (1) vote per share and holders of shares of Class B common stock are entitled to ten (10) votes per share. Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our charter documents. See "*Description of Securities*" for a description of the terms of our Class A and Class B common stock. |
| Listing of securities and proposed symbols | Prior to this offering, there has been no public market for our common stock. We have applied to have our Class A common stock listed on the Nasdaq Global Market under the symbol CSSE ~~no later than the final closing of this offering.~~. If our Class A common stock is not approved for listing on the Nasdaq Global Market, we expect our Class A common stock will be listed on the Nasdaq Capital Market. We currently meet the financial listing requirements for the Nasdaq Capital Market. Giving effect to the sale of all of the Shares and at least 220,000 Additional Shares in the offering, we expect we will meet the financial listing requirements for the Nasdaq Global Market. No closing will be conducted unless we have been approved for listing on the Nasdaq Global Market or Nasdaq Capital Market (in either case, "Nasdaq"). See "*Plan of Distribution*." |

See *"Description of Securities Lock-up Agreements."*

Use of proceeds

Assuming we sell all of the Shares, we estimate that the net proceeds to us from the offering, after deducting the selling agents' discounts, commissions and ~~non-accountable expense allowance and~~ other estimated offering expenses payable by us, will be approximately $6,~~082,492~~227,530 (or $23,~~312,492~~841,530 if we sell all of the Additional Shares).

Our Term Notes (as defined in *"Management's Discussion and Analysis of Financial Condition and Result of Operations – Liquidity and Capital Resources – Debt Private Placement"*) shall be repaid at the time of the initial closing of this offering as required by the terms thereof, as amended, and we may use a portion of the net proceeds of this offering for such repayment. We intend to use any remaining net proceeds of this offering for: (a) financing production and associated development and operating costs and expenses for our video content; (b) strategic acquisitions, including acquiring video content distribution companies, assets and video content libraries; (c) servicing our obligations under the Credit Facility; and (d) working capital and general corporate purposes.

See *"Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Credit Facility"* and *"—Debt Private Placement"* for a description of the terms of the Term Notes and Credit Facility. See *"Use of Proceeds"* for further information on our use of proceeds from this offering.

5

| | December 31, 2016 | | |
|---|---|---|---|
| | Actual | Pro Forma (1) | Pro Forma As Adjusted (2) |
| **Balance Sheet Data:** | | | |
| Cash and cash equivalents | $ 507,247 | $ 4,445,407 | $ 6,~~445,899~~590,937 |
| Total assets | 11,817,917 | 16,206,077 | 18,~~206,570~~351,608 |
| Total liabilities | 8,193,371 | 9,398,859 | 5,316,859 |
| Stockholders' equity | 3,624,546 | 6,807,218 | ~~12,889,711~~13,034,749 |

(1) The "Pro Forma" information gives effect to net proceeds of approximately $3.5 million of securities in the 2017 Equity Private Placement, the Debt Private Placement, and two individual equity private placements after December 31, 2016, and through June 13, 2017. Total assets and stockholders' equity includes Class A common stock issued pursuant to the Collaboration Agreement. The Pro Forma information also includes 102,060 shares of Class A common stock issued in June 2017 pursuant to the conversion of an aggregate principal amount of $0.9 million of our Term Notes. The Pro Forma information reflects net advances received under the Credit Facility of approximately $0.5 million after December 31, 2016, and through June 13, 2017. In March 2017, the Credit Facility was amended to increase the net advances available to the Company to $4.5 million. The 2017 Equity Private Placement, the Debt Private Placement, the Credit Facility, the Term Note conversions to Class A common stock, and other private placements are described in " *Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources* " and elsewhere herein. The Pro Forma information for the Term Notes sold in the Debt Private Placement after December 31, 2016, includes an additional debt discount to the carrying amount of the Term Notes payable and a corresponding credit to additional paid-in capital of approximately $0.3 million, which represents the estimated fair value of the warrants issued with the Term Notes. In addition, the Pro Forma information with respect to the Credit Facility includes an additional debt discount to the carrying amount of the Credit Facility and a corresponding credit to additional paid-in capital of approximately $0.1 million, which represents the estimated fair value of the additional warrants issued pursuant to the increase in the amount available under the Credit Facility.

If payment obligations are still outstanding under the Credit Facility at its maturity date, or if prior to the maturity date there is an event of default as prescribed by the Credit Facility, then at the Company's option, (a) all principal and interest may be exchanged into shares of Class A common stock of the Company on the same terms as the Company's most recently completed equity financing; provided, that under no circumstances shall the pre-money valuation used for this exchange be less than $52,560,000, (b) the maturity date of the Credit Facility may be extended as happened in January 2017 by mutual agreement of the parties, or (c) all principal and interest may be paid in full.

(2) The "Pro Forma As Adjusted" information gives effect to the sale of all of the Shares by us in the offering and the application of the estimated net proceeds derived therefrom (including repayment of all remaining Term Notes), but does not give effect to the sale of any Additional Shares. We will pay all of the expenses of the offering (other than the selling agents' discounts and commissions of 4% payable with respect to the Selling Stockholder Shares sold in this offering), but will not receive any of the proceeds from the sale of the Selling Stockholder Shares in this offering.

***We may issue shares of our capital stock or debt securities in the future, whether to complete any acquisition, a business combination or to raise additional funds, which would reduce the equity interest of our stockholders and might cause a change in control of our ownership.***

Our certificate of incorporation authorizes the issuance of up to 70 million shares of Class A common stock, par value $.0001 per share, 20 million shares of Class B common stock, par value $.0001 per share, and 10 million shares of preferred stock, par value $.0001 per share. Assuming we sell all of the Shares in this offering (but no Additional Shares), we will have 68,108,927 authorized but unissued shares of our Class A common stock remaining available for issuance, 11,928,045 authorized but unissued shares of our Class B common stock remaining available for issuance and 10,000,000 authorized but unissued shares of our preferred stock remaining available for issuance immediately after the offering. We also may issue a substantial number of additional Shares of our common stock or preferred stock, or a combination of common and preferred stock, to raise additional funds or in connection with any acquisition or business combination in the future.

***Risks associated with this offering***

***Our outstanding warrants may have an adverse effect on the market price of our common stock.***

We have outstanding Class W warrants to purchase up to an aggregate of 678,822 shares of Class A common stock and Class Z warrants to purchase up to an aggregate of 130,618 shares of Class A common stock. The sale, or even the possibility of sale, of the Class W warrants and the Class Z warrants or the shares underlying the Class W warrants and the Class Z warrants, could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. Furthermore, we might issue warrants or other securities convertible or exchangeable for shares of common stock in the future in order to raise funds or to effect acquisitions or business combinations. If and to the extent our warrants are exercised, or we issue additional securities to raise funds or consummate any acquisition or business combination, you may experience dilution to your holdings.

***We do not intend to pay any dividends on our common stock at this time.***

We have not paid any cash dividends on our shares of common stock to date. The payment of cash dividends on our common stock in the future will be dependent upon our revenue and earnings, if any, capital requirements and general financial condition as well as the limitations on dividends and distributions that exist under the laws and regulations of the State of Delaware and will be within the discretion of our board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends on our common stock in the foreseeable future. As a result, any gain you will realize on our common stock (including shares of common stock obtained upon exercise of our warrants) will result solely from the appreciation of such shares.

***You will experience immediate and substantial dilution.***

The difference between the public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock and Class B common stock, combined, after this offering constitutes the dilution to the investors of shares in this offering. Our existing stockholders acquired their securities prior to this offering at prices less than investors are paying in this offering, contributing to this dilution. Upon consummation of this offering, investors will incur immediate dilution of approximately $11.~~21~~19 per share (the difference between the pro forma as adjusted net tangible book value per share and the initial offering price of $12.00 per share). This is because investors in this offering purchasing shares will be contributing approximately 50.7% of the total amount paid to us for our outstanding securities after this offering but will only own 6.4% of our outstanding securities. Accordingly, the per-share purchase price investors of the shares will be paying exceeds our per share pro forma as adjusted net tangible book value. In addition, in the future, holders of our common stock will experience substantial dilution upon any exercise of our outstanding warrants.

- receive the purchaser's written agreement to the transaction prior to sale;

- provide the purchaser with risk disclosure documents which identify certain risks associated with investing in "penny stocks" and which describe the market for these "penny stocks" as well as a purchaser's legal remedies; and

- obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a "penny stock" can be completed.

If our securities become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

***Nasdaq may, after listing, delist our Class A common stock from quotation on its exchange, which could limit investors' ability to sell and purchase our shares and subject us to additional trading restrictions.***

We anticipate that our Class A common stock will be ~~listed~~approved for listing on Nasdaq, a national securities exchange, ~~no later than~~prior to the ~~final~~initial closing of this offering. Although, we currently meet the financial listing requirements of the Nasdaq Capital Market, and after giving effect to the sale of all of the Shares and at least 220,000 Additional Shares in the offering, we expect we will meet the financial listing requirements of the Nasdaq Global Market, if our common stock is not listed on Nasdaq at any time after this offering, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our common stock;

- reduced liquidity with respect to our common stock;

- a determination that our common stock is "penny stock" which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

- a limited amount of news and analyst coverage for our company; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

***The determination for the offering price of our shares is more arbitrary compared with the pricing of securities for an established operating company.***

Prior to this offering there has been no public market for any of our securities. The public offering price of our shares was negotiated between us and the joint bookrunning managers. Factors considered in determining the prices and terms of the Shares (and the Additional Shares) offered hereby include:

- the history and prospects of companies similar to our company;

- prior offerings of those companies;

- our prospects;

- our capital structure;

- an assessment of our management;

## USE OF PROCEEDS

We estimate that the net proceeds of this offering will be $6,~~082,492~~227,530 if we sell all of the Shares (or $23,~~312,492~~841,530 if we sell all of the Additional Shares).

Our Term Notes shall be repaid at the time of the initial closing of this offering as required by the terms thereof, as amended, and we may use a portion of the net proceeds of this offering (up to $4.1 million) for such repayment. We intend to use any remaining net proceeds of this offering for:

- financing production and associated development and operating costs and expenses for our video content;

- strategic acquisitions, including acquiring video content distribution companies, assets and video content libraries;

- servicing our obligations under the Credit Facility; and

- working capital and general corporate purposes.

We believe that the net proceeds of the offering, after giving effect to the use of a portion thereof to repay our Term Notes, together with our current resources, will allow us to operate for at least the next 12 months.

See *"Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Credit Facility"* and *"—Debt Private Placement"* for a description of the terms of the Credit Facility and Term Notes.

We cannot estimate the amounts to be used for each purpose set forth above. We also reserve the right to change the use of the proceeds in accordance with our strategic plans or if all of the Shares are not sold in this offering. Accordingly, our management will have significant flexibility in allocating the net proceeds of this offering.

We will pay all of the expenses of the offering (other than the selling agents' discounts and commissions of 4% payable with respect to the Selling Stockholders Shares sold in this offering), but will not receive any of the proceeds from the sale of the Selling Stockholder Shares in this offering.

## DILUTION

The difference between the offering price per share of our Class A common stock in this offering and the Pro Forma As Adjusted net tangible book value per share after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the total number of outstanding shares of Class A common stock and Class B common stock.

As of December 31, 2016, on an Actual basis and a Pro Forma basis, our net tangible book value is as follows:

| | Actual | Pro Forma |
|---|---|---|
| Net book value - Actual | $ 3,624,546 | $ 3,624,546 |
| Less: intangible asset | (5,000,000) | (5,000,000) |
| | | |
| Net tangible book value - Actual | (1,375,454) | (1,375,454) |
| Add: | | |
| Sale of Class A common stock in private placements, net | | 1,863,160 |
| Exchange of Term Notes for Class A common stock | | 918,000 |
| Fair value of warrants issued with Term Notes | | 293,012 |
| Fair value of warrants issued issued with Credit Facility | | 108,500 |
| | | |
| Net tangible book value | $ (1,375,454) | $ 1,807,218 |
| | | |
| Total common shares outstanding - Pro Forma | | 9,321,045 |
| | | |
| Net tangible book value per common share - Pro Forma | | $ 0.19 |

After giving effect to the sale of the Shares (but excluding Additional Shares) in this offering, on a Pro Forma As Adjusted basis, our net tangible book value would be $~~7,889,710~~8,034,749, or $0.~~79~~81 per common share, after deducting selling agents' discounts, commissions, ~~a non-accountable expense allowance~~ and expenses of this offering totaling approximately $1,~~621~~476,000. This represents an immediate increase in Pro Forma As Adjusted net tangible book value of $0.~~60~~62 per share to our existing stockholders and an immediate dilution of $11.~~21~~19 per share to investors purchasing shares in this offering.

The following table illustrates the dilution to new investors on a per-share basis:

| | | |
|---|---|---|
| Offering price per share | | $ 12.00 |
| Pro Forma net tangible book value per share before this offering | $ 0.19 | |
| Increase in Pro Forma As Adjusted net tangible book value per share attributable to investors purchasing shares in this offering | 0.~~60~~62 | |
| Pro Forma As Adjusted net tangible book value per share after this offering | | 0.~~79~~81 |
| Dilution in Pro Forma As Adjusted net tangible book value per share to investors in this offering | | $ 11.~~21~~19 |

The following table sets forth information with respect to our existing stockholders and the new investors as follows:

| | Shares Purchased | | Total Consideration | | Average Price Per Share |
|---|---|---|---|---|---|
| | Number | Percent | Amount | Percent | |

# CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2016 on an actual basis, on a pro forma basis to give effect to the events described in footnote (1), below, and on a pro forma as adjusted basis to give effect to the events described in footnote (2), below.

| | Actual | Pro Forma [1] | Pro Forma As Adjusted [2] |
|---|---|---|---|
| Term Notes payable, net of unamortized debt discount and unamortized deferred financing costs totaling $359,894 actual and $894,799 pro forma | $2,610,106 $ | 4,105,201 $ | — |
| Net advances under Credit Facility, net of unamortized debt discount and unamortized deferred financing costs totaling $163,512 actual; $272,012 proforma, and $272,012 pro forma as adjusted | 3,316,488 | 3,702,988 | 3,702,988 |
| | $5,926,594 $ | 7,808,189 $ | 3,702,988 |
| | | | |
| Stockholders' equity: | | | |
| Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued or outstanding | $ — $ | — $ | — |
| Class A Common stock, $0.0001 par value, 70,000,000 shares authorized, 893,369 shares issued and outstanding actual; 1,249,090 shares issued and outstanding pro forma; 1,891,073 shares issued and outstanding, pro forma as adjusted | 89 | 124 | 189 |
| Class B Common stock, $0.0001 par value, 20,000,000 shares authorized, 8,071,955 shares issued and outstanding actual, pro forma, and pro forma as adjusted | 807 | 807 | 807 |
| Additional paid-in capital | 4,074,646 | 7,257,283 | 13,339,711~~484,749~~ |
| Accumulated deficit | (450,996) | (450,996) | (450,996) |
| Total stockholders' equity | 3,624,546 | 6,807,218 | 12,889,711~~13,034,749~~ |
| Total capitalization | $9,551,140 $ | 13,939,300 $ | 16,592,699~~737,737~~ |

(1) The "Pro Forma" information gives effect to net proceeds of approximately $3.5 million of securities in the 2017 Equity Private Placement, the Debt Private Placement, and two individual equity private placements after December 31, 2016, and through June 13, 2017. Total stockholder's equity includes Class A common stock issued pursuant to the Collaboration Agreement. The Pro Forma information also includes 102,060 shares of Class A common stock issued in June 2017 pursuant to the conversion of an aggregate principal amount of $0.9 million of our Term Notes. The Pro Forma information reflects net advances received under the Credit Facility of approximately $0.5 million after December 31, 2016, and through June 13, 2017. In March 2017, the Credit Facility was amended to increase the net advances available to the Company to $4.5 million. The 2017 Equity Private Placement, the Debt Private Placement, the Credit Facility, the Term Note conversions to Class A common stock, and other private placements are described in *"Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources"* and elsewhere herein. The Pro Forma information for the Term Notes sold in the Debt Private Placement after December 31, 2016, includes an additional debt discount to the carrying amount of the Term Notes payable and a corresponding credit to additional paid-in capital of approximately $0.3 million, which represents the estimated fair value of

## BUSINESS

### Overview

CSS Entertainment curates and shares video stories that bring out the best of the human spirit.

We create and distribute our video content under the *Chicken Soup for the Soul* brand. Since our inception in January 2015, our business has grown rapidly and is profitable. Our 2016 revenue was $8.1 million, as compared to 2015 revenue of $1.5 million. We had net income of $0.8 million in 2016, as compared to a net loss of $0.8 million in 2015. Our 2016 Adjusted EBITDA was $3.8 million, as compared to 2015 Adjusted EBITDA of $0.0 million.

We are aggressively growing our business through a combination of organic growth, licensing and distribution arrangements, acquisitions, and strategic relationships.

In October 2015, we premiered our first show, *Chicken Soup for the Soul's Hidden Heroes* on CBS. In 2016, we had two shows on the air, *Hidden Heroes* and *Project Dad, a Chicken Soup for the Soul Original*, which aired on Discovery's TLC network.

In September 2016, we entered into the A Plus Distribution Agreement with A Plus. The A Plus Distribution Agreement significantly expands our ability to share our content by providing us access to A Plus' celebrity influencers, including A Plus' founder and chairman, Ashton Kutcher. These celebrity influencers have more than 480 million followers combined.

In March 2017, we launched the CSS Network, our branded DTC network. The CSS Network will allow more consumers to view our growing library of *Chicken Soup for the Soul* original and third-party video content on a fee-per-view, subscription, or advertising-supported basis.

In June 2017, we entered into a three-year collaboration agreement with Kutcher. Kutcher will serve as an executive producer and collaborate with us on all business and creative elements of two new television series for us relating to the positive content of A Plus and the *Chicken Soup for the ~~Soup~~Soul* brand.

We believe that increasing consumer demand for hopeful and enduring real life stories will continue to drive our growth. We intend to continue to expand our content offerings and distribution capabilities at our current rapid pace in order to bring the positive *Chicken Soup for the Soul* message to as many people as possible.

### Our Opportunity

Recent advancements in video, internet, and mobile technologies have reduced the barriers to entry for video content creation and distribution. These changes in technology have meaningfully impacted consumer viewing habits. Traditional video content distribution channels, such as broadcast and cable television networks, are losing ground to alternative distribution platforms, including internet-delivered networks, such as social media, and OTT and DTC networks. This has fractionalized the viewing audience, making it more difficult for advertisers to reach their target audiences.

In addition, traditional cable subscriber fees and linear television advertising are coming under significant pressure as consumers migrate towards "cord cutting," "skinny bundles," OTT, and DTC offerings. As these trends continue, we anticipate that many industry participants will face constrained programming budgets and network failures. Recent examples of the effect of these trends include the shutdown in October 2016 of Pivot TV, a digital cable and satellite television network targeted at young adults between 18 and 34 years old, and the announcement of the conversion of Esquire TV Network to a digital-only service in January 2017. These trends are providing new opportunities not previously available with traditional linear broadcast and cable networks, both domestically and internationally.

The *Chicken Soup for the Soul* brand is best known for its series of *Chicken Soup for the Soul* books, with more than 250 published titles. More than 500 million *Chicken Soup for the Soul* books have been sold worldwide during the past 23 years. The brand has garnered considerable awareness within its highly-prized female demographic with more than 80% of social media followers of *Chicken Soup for the Soul* on Facebook, Twitter and Instagram being women.

The *Chicken Soup for the Soul* brand has been experiencing significant growth in its media and social media presence:

- The brand had more than 2.6 million combined Facebook fans as of March 2017, which is up approximately 28 times since December 2011.

- The *Chicken Soup for the Soul* daily podcast, which was launched in February 2016, has had more than 1.4 million digital downloads since inception.

The *Chicken Soup for the Soul* brand had over 10 billion content views (which include impressions, video views and podcast downloads) across all platforms including Facebook, Twitter, YouTube and Instagram during the 12-month period ended March 31, 2017, with 1 billion content views in March 2017.

We believe the significant awareness and reach of the *Chicken Soup for the Soul* brand, the demographics to which the brand appeals, and the growing social media presence and highly engaged fan base associated with the brand will translate into meaningful recognition and demand for our video content offerings.

**Distribution Agreement**

We have an exclusive distribution relationship with A Plus. A Plus develops and distributes high quality, empathetic short-form videos and articles to millions of people worldwide.

In September 2016, we entered into the A Plus Distribution Agreement. The A Plus Distribution Agreement has an initial term ending in September 2023. Under the terms of the A Plus Distribution Agreement, we have the exclusive worldwide rights to distribute all video content (in any and all formats) and all editorial content (including articles, photos and still images) created, produced, edited or delivered by A Plus. Under the terms of the Distribution Agreement, we were required to pay A Plus the A Plus Advance of $3 million. As of March 31, 2017, the A Plus Advance has been paid in full by us to A Plus.

Under the terms of the A Plus Distribution Agreement, we receive a net distribution fee equal to 40% of gross revenue generated by the distribution of the A Plus video content, and 15% of gross revenue generated by the distribution of the A Plus editorial content, until the A Plus Advance (as defined and described in *"—Affiliate Resources and Obligations*," below) has been repaid to us in full. After full repayment, the foregoing distribution fee payable to us will be reduced to 30% and 5%, respectively, and A Plus shall receive the remainder ("A Plus Revenue") of such gross revenue. We recoup the A Plus Advance by retaining the portion of gross revenue otherwise payable by the Company to A Plus and applying such A Plus Revenue to the recoupment of the A Plus Advance. We will not pay A Plus any A Plus Revenue until such time as the A Plus Advance has been recouped in full by us.

**Collaboration Agreement and Strategic Investment**

In June 2017, we entered into a three-year collaboration agreement ("Collaboration Agreement") with Kutcher. Under the terms of the Collaboration Agreement, Kutcher will serve as an executive producer and collaborate with us on all business and creative elements of two new television series for us relating to the positive content of A Plus and the *Chicken Soup for the* ~~*Soup*~~*Soul* brand. As compensation for acting as executive producer, Kutcher was issued shares of our Class A common stock, Class Z warrants to purchase additional shares of our Class A common stock and a significant profit participation in the production and exploitation of the two series.

business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future.

## Exchange Act Registration

Our Class A common stock is not currently registered under the Securities Exchange Act of 1934, as amended ("Exchange Act"). We will seek to have our Class A common stock registered under Section 12(b) of the Exchange Act promptly following qualification with the Commission of the offering statement of which this offering circular is a part and prior to the trading of our Class A common stock on Nasdaq.

## Our Transfer Agent

The transfer agent for our Class A common stock is Continental.

## Listing of Our Securities

Prior to this offering, there has been no public market for our common stock. We have applied to have our Class A common stock listed on the Nasdaq Global Market under the symbol CSSE no later than the final closing of this offering. If our Class A common stock is not approved for listing on the Nasdaq Global Market, we expect our Class A common stock will be listed on the Nasdaq Capital Market. We currently meet the financial listing requirements for the Nasdaq Capital Market. Giving effect to the sale of all of the Shares and at least 220,000 Additional Shares in the offering, we expect we will meet the financial listing requirements for the Nasdaq Global Market. No closing will be conducted unless we have been approved for listing on the Nasdaq Global Market or Nasdaq Capital Market (in either case, "Nasdaq").

## PLAN OF DISTRIBUTION

The Shares, Selling Stockholder Shares and Additional Shares are being sold through HCFP/Capital Markets LLC, ————————The Benchmark Company, LLC and ————————————Weild Capital, LLC which have agreed to act as the joint bookrunning managers for this offering.

This is an offering of 900,000 shares of our Class A common stock comprised of up to (a) 641,983 Shares to be sold by us and (b) 258,017 Selling Stockholder Shares that may be sold by certain of our non-management, non-affiliated existing stockholders. None of our officers, directors, or affiliates is selling any securities in this offering.

We will have the option to sell up to 1,600,000 Additional Shares, if all of the Offering Shares have been sold in the offering. There is no minimum number of Offering Shares that we must sell in order to conduct a closing in this offering.

The joint bookrunning managers are not purchasing any of the Offering Shares or Additional Shares and are not required to sell any specific number or dollar amount of securities, but will instead arrange for the sale of securities to investors on a "best efforts" basis, meaning that they need only use their best efforts to sell the securities. The joint bookrunning managers may sell some of the Offering Shares and Additional Shares through selected dealers.

The offering price of the Offering Shares and Additional Shares was determined by the joint bookrunning managers and us. This determination was done without reference to our book value or asset values or by the application of any customary, established models for valuing companies or securities. Accordingly, the offering price may not be indicative of any amounts you might receive should you seek to sell your shares or should there be a liquidation of our company. In addition, such prices are not necessarily indicative of any prices at which our securities may trade, or any value that might be ascribed to our company after the completion of the offering.

Our officers and directors shall be entitled to purchase Offering Shares in the offering. Any such purchases shall be conducted in compliance with the applicable provisions of Regulation M.

### Procedures for Subscribing

We plan to market this offering to potential investors through the joint bookrunning managers This offering will terminate on ————,August 31, 2017, subject to extension for up to ninety (90) days with the mutual consent of us and the joint bookrunning managers. We will hold an initial closing on any number of Offering Shares at any time during the Offering Period when we and the joint bookrunning managers determine and thereafter may hold one or more additional closings until we determine to cease having any additional closings during the Offering Period. We will close on proceeds based upon the order in which they are received. No closing will be conducted unless we have been approved for listing on the Nasdaq Global Market or Nasdaq Capital Market, although we will elect to delay listing and trading thereon until after the earlier of final closing of the offering and the end of the Offering Period. We and the joint bookrunning managers will consider various factors in determining the timing of any additional closings following the initial closing, including the amount of proceeds received at the initial closing and any prior additional closings, and coordination with the commencement of our listingtrading on Nasdaq.

The Company is utilizing an online platform operated by Folio Investments, Inc. ("Folio"), a Financial Industry Regulatory Authority ("FINRA") member and SEC-registered clearing broker-dealer, in connection with the offering. Folio is not affiliated with the Company. Investors who are purchasing their Offering Shares and Additional Shares through their broker which is a selected dealer for this offering can use their account with such broker. We shall pay Folio escrowless closing and book entry fees equal to 0.7% of the gross proceeds from the sale of Offering Shares and Additional Shares through Folio and a platform fee equal to 0.3% of the gross proceeds from the sale of Offering Shares and Additional Shares through Folio.

We may decide to close the offering early or cancel it, in our sole discretion. If we extend the offering, we will provide that information in an amendment to this offering circular. If we close the offering early or cancel it, we may do so without notice to you, although if we cancel the offering all funds that may have been provided by any investors will be promptly returned without interest or deduction.

Prior to this offering, there has been no public market for our common stock. We have applied to have our Class A common stock listed on the Nasdaq Global Market under the symbol CSSE no later than the final closing of this offering. If our Class A common stock is not approved for listing on the Nasdaq Global Market, we expect our Class A common stock will be listed on the Nasdaq Capital Market. We cannot guarantee that our securities will be approved for listing on Nasdaq. We currently meet the financial listing requirements for the Nasdaq Capital Market. Giving effect to the sale of all of the Shares and at least 220,000 Additional Shares in the offering, we expect we will meet the financial listing requirements for the Nasdaq Global Market. No closing will be conducted unless we have been approved for listing on the Nasdaq Global Market or Nasdaq Capital Market (in either case, "Nasdaq").

## Discounts, Commissions and Expenses

We will pay the joint bookrunning managers an aggregate discount and commission equal to 7% of the gross proceeds of the sale of Shares and Additional Shares in the offering sold by the Company and the Selling Stockholders will pay 4% of the gross proceeds on the sale of Selling Stockholder Shares. If the joint bookrunning managers sell any Offering Shares and Additional Shares through selected dealers, they may remit a portion of their fee to such dealers. ~~We have also paid the joint bookrunning managers a retainer of $25,000 and will pay an additional retainer of $25,000 upon qualification of the offering statement~~We have also paid HCFP/Capital Markets retainers totaling $50,000. If a closing does not occur, the retainers will be refunded to the extent the retainers exceed the accountable out-of-pocket expenses which HCFP/Capital Markets has incurred.

~~We will pay the joint bookrunning managers an aggregate non-accountable expense allowance equal to 2% of the gross proceeds of the sale of Offering Shares and Additional Shares in the offering. In addition, we~~ We shall be responsible for and pay all expenses relating to the offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the Shares and Additional Shares to be sold in the offering with the SEC and the filing of the offering materials with FINRA, as applicable; (b) all fees and expenses relating to the listing of our shares of Class A common stock on Nasdaq; (c) all fees and expenses relating to the registration or qualification of the Offering Shares (and any Additional Shares); as required under the "blue sky" laws, including the fees of counsel selected by us; (d) all fees payable to Folio (other than discounts and commissions related to Folio in its capacity as a dealer, which shall be paid by the joint bookrunning managers from their commissions); (e) the costs of all mailing and printing of the offering documents; (f) the costs of preparing, printing and delivering certificates representing such securities; (g) fees and expenses of the transfer agent for such shares; (h) our road show expenses; and (i) the fees and expenses of our accountants and the fees and expenses of our legal counsel and other agents and representatives.

## Agency Agreement and Related Matters

The agreement between us and the joint bookrunning managers provides that the respective obligations of the parties are subject to certain customary conditions precedent, including the absence of any material adverse changes in our business and the receipt by the joint bookrunning managers of certain customary legal opinions, letters and certificates prior to the completion of the offering.

The joint bookrunning managers are underwriters of this offering within the meaning of Section 2(a)(11) of the Securities Act and any commissions received by them may be deemed to be underwriting compensation. The joint bookrunning managers will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act.

## LEGAL MATTERS

The validity of the securities offered in this offering circular are being passed upon for us by Graubard Miller, New York, New York. Greenberg Traurig, McLean, Virginia, is acting as counsel for the joint bookrunning managers and selected dealers participating in this offering. Graubard Miller and certain of its partners and family members own equity interests in CSS Holdings, our ultimate parent company, and in CSS Entertainment. Certain partners of Graubard Miller and their affiliates participated in our Debt Placement and 2017 Equity Private Placement. An affiliate of HCFP/Capital Markets owns certain equity interests in CSS Holdings. Certain affiliates of HCFP/Capital Markets participated in our Debt Private Placement, 2016 Equity Private Placement and 2017 Equity Private Placement. Graubard Miller has, from time to time, represented HCFP/Capital Markets and its affiliates in legal matters unrelated to our company or this offering.

## EXPERTS

The financial statements of CSS Entertainment and predecessor included in this offering circular and elsewhere in the offering statement of which this offering circular forms a part have been so included in reliance upon the report of Rosenfield and Company, PLLC, independent registered public accountants, upon the authority of said firm as experts in auditing and accounting.

## WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of securities. Although this offering circular, which forms a part of the Form 1-A, contains all material information included in the Form 1-A, parts of the Form 1-A have been omitted as permitted by rules and regulations of the SEC. We refer you to the Form 1-A and its exhibits for further information about us, our securities and this offering. The Form 1-A and its exhibits, as well as each of our other reports filed with the SEC, can be inspected and copied at the SEC's public reference room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov which contains the Form 1-A and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

## PART III - EXHIBITS

**Index to Exhibits.**

| Exhibit No. | Description |
|---|---|
| 1.1 | Form of Joint Bookrunning ManagerAgreement |
| 2.1 | Certificate of Incorporation of CSS Entertainment** |
| 2.2 | By-laws of CSS Entertainment** |
| 3.1 | Specimen CSS Entertainment Class A Common Stock Certificate** |
| 6.1 | Trademark and Intellectual Property License Agreement between CSS Entertainment and CSS Entertainment for the Soul, LLC** |
| 6.2 | Management Services Agreement between CSS Entertainment and Chicken Soup for the Soul, LLC** |
| 6.3 | Contribution Agreement between CSS Entertainment and Chicken Soup for the Soul, LLC and Chicken Soup for the Soul Productions, LLC** |
| 6.4 | Contribution Agreement between CSS Entertainment and Trema, LLC** |
| 6.5 | Form of Indemnification Agreement** |
| 6.6 | Form of 2017 Incentive Equity Plan** |
| 6.7 | Form of Escrow Agreement by and among the Company, the Joint Bookrunning Managers and the Escrow Agent |
| 6.8 | Stock Custody Agreement by and among the Company, the Selling Stockholders and the Continental Stock Transfer & Trust Co, Inc.** |
| 6.9 | Access Services and Custody Agreement between the Company and Folio** |
| 6.10 | Form of Lock-up Agreement between Insiders and our Company** |
| 6.11 | Form of Lock-up Agreement between Insiders and Joint Bookrunning Managers** |
| 6.12 | Form of Lock-up Agreement between Non-Insiders and our Company** |
| 6.13 | Form of Lock-up Agreement between Non-Insiders and Joint Bookrunning Managers** |
| 6.14 | Credit Facility From Trema, LLC to our Company, as amended** |
| 6.15 | Form of Class W warrants issued in Trema Credit Facility** |
| 11.1 | Consent of Rosenfield and Company, PLLC** |
| 12.1 | Legal opinion of Graubard Miller as to the legality of the securities being qualified** |
| 13.1 | Testing the Waters Material |

[CSSE Logo]

**Up to 2,500,000 Class A Common Shares**

**OFFERING CIRCULAR**

**HCFP/Capital Markets**

**Benchmark**

**Weild & Co.**

**July [x], 2017**

Exhibit 1.1

**JOINT BOOKRUNNING MANAGER AGREEMENT**

[ ], 2017

HCFP/Capital Markets LLC
420 Lexington Avenue, Suite 300
New York, NYNew York 10170
Attn: Robert J. Gibson

The Benchmark Company, LLC
150 East 58th Street
17th Floor
New York, New York 10155
Attn: John Borer

Weild Capital, LLC.
777 29th Street
Boulder, Colorado 80303
Attn: David Weild

Gentlemen:

**Introduction**. This agreement (this "Agreement") constitutes the agreement between Chicken Soup for the Soul Entertainment, Inc., a Delaware corporation (the "Company"), the stockholders of the Company named in Schedule I hereof ('Selling Stockholders"), HCFP/Capital Markets LLC ("HCFP"), ⸻ (" ⸻ ")The Benchmark Company, LLC ("Benchmark") and ⸻ (" ⸻ "),Weild Capital, LLC ("Weild") pursuant to which HCFP, ⸻ Benchmark and ⸻ Weild shall serve as joint bookrunning managers ("Managers") for the Company and the Selling Stockholders in connection with the proposed Offering (as defined below) to investors ("Investors") under Tier 2 of Regulation A under the Securities Act of 1933, as amended ("Securities Act"), of up to an aggregate of $30,000,000, or 2,500,000 shares of the Company's Class A Common Stock ("Shares"), of which up to 641,983 Shares are initially being sold by the Company ("Company Shares") and up to 258,071 Shares are being sold by the Selling Stockholders ("Selling Stockholder Shares"). To the extent less than 900,000 Shares are sold in the Offering, the aggregate number of Shares sold in the Offering will be allocated pro rata between the Company Shares and Selling Stockholder Shares and the Selling Stockholder Shares will be allocated pro rata among the Selling Stockholders. In the event all of such 900,000 Shares are sold, the Managers shall have the right to sell up to an additional 1,600,000 Shares in the Offering. As betweenamong HCFP, ⸻ Benchmark and ⸻ Weild, HCFP shall be the sole representative of the Managers ("Representative") and all actions of the Representative hereunder shall be binding upon Benchmark and Weild. The Company and the Selling Stockholders hereby confirm their agreement with the Managers as follows:

**Section 1.⸻Agreement to Act as Managers**.

(a)⸻ On the basis of the representations, warranties and agreements of the Company and the Selling Stockholders herein contained, and subject to all the terms and conditions of this Agreement, the Managers shall be the exclusive Managers in connection with the offering and sale by the Company and the Selling Stockholders of the Shares pursuant to the Company's Offering Statement (as defined below), with the terms of such offering (the "Offering") to be subject to market conditions and negotiations between the Company and the Managers. The Managers will act on a commercially reasonable best efforts basis and the Company and the Selling Stockholders agree and acknowledge that there is no guarantee of the successful sale of the Shares, or any portion thereof, in the prospective Offering. Under no circumstances will the Managers or any of their Affiliates (as defined below) be obligated to underwrite or purchase any of the Shares for their own account or otherwise provide any financing. The Managers shall act solely as the Company's and the Selling Stockholders' agents and not as principals. The Managers shall have no authority to bind the Company or the Selling Stockholders with respect to any prospective offer to purchase Shares and the Company shall have the sole right to accept offers to purchase Company Shares and may reject any such offer, in whole or in part. The Managers may rely on soliciting dealers who are members of the Financial Industry Regulatory Authority ("FINRA") to participate in placing a portion of the Offering. The Managers may also retain other brokers or dealers to act as sub-managers or selected dealers on their behalf in connection with the Offering. Subject to the terms and conditions hereof, payment of the purchase price for, and delivery of, the Shares shall be made at one or, at the discretion of the Representative and the Company, more closings (each, a "Closing" and the date on which a Closing occurs, a "Closing Date"). As compensation for services rendered, the Company and the Selling Stockholders shall pay to the Managers the fees and expenses set forth below:

(i)  ~~—Retainer Fees:~~ ~~Two retainer fees~~Retainer Fees (the "Retainer Fees") ~~of~~ ~~$25~~totaling $50,000 ~~each with~~paid to HCFP; provided, however, if no Closing occurs hereunder, then such Retainer Fees will solely be applied to the ~~first~~reimbursement of out-of-~~such fees~~ ~~already having been paid~~pocket accountable bona fide expenses actually incurred by HCFP and if ~~the second to be paid upon qualification of~~Retainer Fees exceed such expenses, the ~~Offering Statement (as defined below).~~excess shall be refunded to the Company.

(ii)~~—~~  Commission: On each Closing Date, ~~——%~~seven percent (7%) of the gross proceeds received by the Company from the sale of the Shares at each Closing and ~~——%~~four percent (4%) of the gross proceeds received by the Selling Stockholders at each Closing (the "Selling Stockholder Commission"), which such commission will be allocated by the Managers among the Managers and the members of the selling syndicate and soliciting dealers in their sole discretion.

~~(iii)  Expenses: On each Closing Date and subject to compliance with FINRA Rule 5110(f)(2)(B), the Company agrees to pay the Representative a non-accountable expense fee equal to 2.0% ("Expense Fee") of the gross proceeds received by the Company and the Selling Stockholders from the sale of the Shares at each Closing which such Expense Fee will be allocated by the Managers among the Managers and the members of the selling syndicate and soliciting dealers in their sole discretion; provided, however, that such expense fee in no way limits or impairs the indemnification and contribution provisions of this Agreement. In addition, the Company shall reimburse each Agent for fees and expenses which are customarily the responsibility of the Company to pay in securities offerings, including, without limitation, management background report fees, custody fees and third party investment platform fees if such fees are paid by an Agent. In no event will the Managers incur a reimbursable cost in excess of $2,500 without the consent of the Company.~~

~~(iv)~~
(iii)  Expenses if no Closing: In the event following the date of qualification of the offering statement ("Qualification Date") that there is no Closing, subject to compliance with FINRA Rules 5110(f)(2)(D), the Company agrees to pay the Managers up to $50,000 towards application of expenses that the Managers actually incurred in connection with the Offering in excess of the Retainer Fees; provided, however, that such expense cap in no way limits or impairs the indemnification and contribution provisions of this Agreement.

Other than the payment of any Selling Stockholder Commission, the Selling Stockholders shall not be liable to pay any other fees, commissions or expenses set forth in this Section 1(a).

(b)~~—~~  The term of the Managers' exclusive engagement will be until the completion of the Offering. Notwithstanding anything to the contrary contained herein, the provisions concerning confidentiality, indemnification and contribution contained herein and the Company's and the Selling Stockholders' obligations contained in the indemnification provisions will survive any expiration or termination of this Agreement, and the Company's obligation to pay fees actually earned and payable and to reimburse expenses actually incurred and reimbursable pursuant to Section 1 hereof and which are permitted to be reimbursed under FINRA Rule 5110(f)(2)(D), will survive any expiration or termination of this Agreement. Nothing in this Agreement shall be construed to limit the ability of any Agent or its Affiliates to pursue, investigate, analyze, invest in, or engage in investment banking, financial advisory or any other business relationship with Persons (as defined below) other than the Company and the Selling Stockholders. As used herein (i) "Persons" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind and (ii) "Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended (the "Securities Act").

(a)— **Filings.** In connection with the offering herein contemplated, on May 16, 2017, the Company filed with the Securities and Exchange Commission (the "Commission") an offering statement on Form 1-A (Registration File No. 024-10704 under the Securities Act and the rules and regulations (the "Rules and Regulations") of the Commission promulgated thereunder filed ~~Amendment No. 1~~Amendments thereto with the Commission on June 1, 2017, ~~filed Amendment No. 2 on~~ June 21, 2017 ~~and filed Amendment No. 3 on,~~ June 28, 2017 and July __, 2017. At the time of such filings, the Company met the requirements for an offering statement of a Tier 2 offering under Regulation A of the Securities Act. The Company will file with the Commission under the Securities Act, a final Offering Circular included in such Offering Statement (as defined below) relating to the offering of the Shares and the plan of distribution thereof and has advised the Managers of all further information (financial and other) with respect to the Company required to be set forth therein. Such Offering Statement, including the exhibits thereto, as amended at the date of this Agreement and as the same may be hereafter amended from time to time, is hereinafter called the "Offering Statement"; such Offering Circular in the form in which it appears in the Offering Statement as amended at the date of this Agreement and as hereinafter amended is called the "Offering Circular"; and any supplement to the Offering Circular filed after qualification of the Offering Statement is hereafter referred to as a "Circular Supplement". All references in this Agreement to financial statements and schedules and other information that is "contained," "included," "described," "referenced," "set forth" or "stated" in the Offering Statement, the Offering Circular or the Circular Supplement (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that is or is deemed to be incorporated by reference in the Offering Statement or any Circular Supplement, as the case may be.

(b)— **Assurances.** The Offering Statement (and any further documents to be filed with the Commission) contains all exhibits and schedules as required by the Securities Act. Each of the Offering Statement and any post-qualification amendment thereto, at the time it became qualified, complied in all material respects with the Securities Act and the applicable Rules and Regulations and did not and, as amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that the preceding representations and warranties contained in this sentence shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Managers expressly for use therein (the "Agent Information")). The Offering Statement, the Offering Circular, and any Circular Supplement, each as of its respective date, comply in all material respects with the Securities Act and the applicable Rules and Regulations. Each of the Offering Circular and the Circular Supplement, as amended or supplemented, did not and will not contain as of the date thereof any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (provided, however, that the preceding representations and warranties contained in this sentence shall not apply to any Agent Information). All post-qualification amendments to the Offering Statement reflecting facts or events arising after the date thereof which represent, individually or in the aggregate, a fundamental change in the information set forth therein will have been so filed with the Commission. There are no documents required to be filed with the Commission in connection with the transaction contemplated hereby that (x) have not been filed as required pursuant to the Securities Act or (y) will not be filed within the requisite time period. There are no contracts or other documents required to be described in the Offering Circular, any Circular Supplement, or to be filed as exhibits or schedules to the Offering Statement, that have not been described or filed as required.

(c)— **Offering Materials.** The Company has delivered, or will as promptly as practicable deliver, to the Managers complete conformed copies of the Offering Statement and of each consent and certificate of experts filed as a part thereof, and conformed copies of the Offering Statement (without exhibits) and any Circular Supplement, as amended or supplemented, in such quantities and at such places as the Managers reasonably request. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to a Closing Date, any offering material in connection with the offering and sale of the Shares other than the Offering Circular, any Circular Supplement, and any other materials permitted by the Securities Act, including any testing the waters communications under Regulation A.

(d)    —**Subsidiaries.** The Company has no subsidiaries.

If the foregoing is in accordance with your understanding of our agreement, please sign below whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.

Very truly yours,

Chicken Soup for the Soul Entertainment, Inc.

By: _____
 —Name:
 —Title:


By: _____
 —Name:
 —Title:

As Attorney-in-Fact acting on behalf of each of the Selling Stockholders named in Schedule I of this Agreement.

The foregoing Joint Bookrunning ~~Manager~~Agent Agreement is hereby confirmed and accepted as of the date first above written.

Very truly yours,

HCFP/Capital Markets LLC

By: _____
 —Name:
 —Title:

|————————————|The Benchmark Company, LLC

By: _____
 —Name:
 —Title:

~~By:~~

|————————————|

—Name:
—Title:

Weild Capital, LLC

By: _____
 Name:
 Title:

# EXHIBIT A

## ESCROW AGREEMENT INFORMATION SHEET

1.  The Issuer
    Name: Chicken Soup for the Soul Entertainment, Inc.
    Address: 132 E. Putnam Avenue, Floor 2, Cos Cob, Connecticut 06807

    Tax Identification Number: 81-2560811

2.  Representative of the Joint Bookrunning Managers
    Name: HCFP/Capital Markets LLC
    Address: 420 Lexington Avenue, Suite 300, New York, New York 10170

3.  The Securities
    Description of the Securities to be offered: The offering consists of 900,000 shares of the Issuer's Class A common stock comprised of (a) up to 641,983 newly issued shares of Class A common stock ("Shares") and (b) up to an aggregate of 258,017 of outstanding shares of Class A common stock that may be sold by certain stockholders ("Selling Stockholder Shares" and together with the Shares, the "Offering Shares"). The purchase price per share shall be $12.00 or such other amount as determined by the Issuer and the Joint Bookrunning Manager.

    To the extent less than 900,000 of the Offering Shares are sold in the offering, the Offering Shares sold in the offering will be allocated pro rata between the Shares and Selling Stockholder Shares. To the extent 900,000 or more of the Offering Shares are sold in the offering, all of the Selling Stockholder Shares will be sold in the offering. In the event all of the Offering Shares are sold, the Issuer may, in its discretion, sell up to 1,600,000 additional newly issued shares ("Additional Shares") in the offering.

4.  Maximum Amounts and Conditions Required for Disbursement of the Escrow Account
    Aggregate dollar amount which must be collected before the Escrow Account may be disbursed to the Issuer and Selling Stockholders: $1.00; Maximum amount: $30,000,000

5.  Plan of Distribution of the Securities
    The offering will terminate on ——,August 31, 2017, subject to extension for up to ninety (90) days with the mutual consent of the Issuer and the Joint Bookrunning Manager (the offering period, as extended, being referred to as the "Offering Period" and the last day of the Offering Period, as may be extended, being referred to as the "Termination Date"). The Issuer may hold an initial closing on any number of Offering Shares at any time during the Offering Period and through and including the Termination Date and thereafter may hold one or more additional closings during the Offering Period. No closing will be conducted unless the Issuer has been approved for listing on the Nasdaq Global Market or Nasdaq Capital Market (in either case, "Nasdaq"). The issuer will delay listing and trading on Nasdaq until the earlier of the final closing of the offering and the end of the Offering Period.

6.  Title of Escrow Account
    "CST&T AAF CHICKEN SOUP FOR THE SOUL ENTERTAINMENT"